The CGM Funds

The CGM Funds 1-800-345-4048
Welcome P.O. Box 8511, Boston, MA 02266-8511

CGM Mutual Fund
CGM Focus Fund
CGM Realty Fund
CGM Capital Development Fund

The CGM Funds

Welcome to CGM Funds. Please select a fund or form from the list below. For account information and transactions, please call **1-800-343-5678**. Account transactions/changes will not be accepted via e-mail.

- **CGM Mutual Fund**
  - Prospectus
  - Annual Report 12/31/2007
  - Semiannual Report 6/30/2007
- **CGM Focus Fund**
  - Prospectus
  - Annual Report 12/31/2007
  - Semiannual Report 6/30/2007
- **CGM Realty Fund**
  - Prospectus
  - Annual Report 12/31/2007
  - Semiannual Report 6/30/2007
- **CGM Capital Development Fund**
  - Prospectus (closed to new investors)
  - Annual Report 12/31/2007
  - Semiannual Report 6/30/2007
- **Application**
  - Regular Account Application
- **Retirement Accounts**
  - Traditional and Roth IRA Plan Document and Disclosure Statement
  - CGM IRA Account Application and Forms
- **Omnibus Accounts**
  - Rule 22c-2 Shareholder Information Agreement (**required**)
- **Additional Information**
  - Request hardcopy and prospectuses by US Mail

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Share Prices on @@date		
Fund	**Ticker Symbol**	**NAV**
CGM Realty	CGMRX	$@@cgmrx
CGM Focus	CGMFX	$@@cgmfx
CGM Mutual	LOMMX	$@@lommx
CGM Capital Development	LOMCX	$@@lomcx
For more information, please call our automated pricing line 800-343-5678.		

The CGM Funds
P.O. Box 8511, Boston, MA 02266-8511
1-800-345-4048 staff@cgmfunds.com

The CGM Funds: Application for Regular Accounts

The CGM Funds
1-800-345-4048
Welcome
P.O. Box 8511, Boston, MA 02266-8511

CGM Mutual Fund
CGM Focus Fund
CGM Realty Fund

Download a CGM Funds Account Application

Review the printable prospectus of the CGM Fund in which you are investing:

- CGM Focus Fund Prospectus
- CGM Realty Fund Prospectus
- CGM Mutual Fund Prospectus

If you are unable to access or view these documents, please call 1-800-345-4048 to request hardcopy by mail at no additional charge. Read the prospectus before you invest or send money.

Clicking the *I Agree* button below signifies that you acknowledge that you have been provided and have read and understood the current prospectus of the CGM Fund in which you are investing and agree to be bound by the current terms of, as may be amended from time to time, the documents provided above in electronic format and including the provisions set forth in the account application. This consent applies only to this new account process and the delivery of the CGM Fund prospectus in which you are investing listed above.

I Agree

(Access Account Application)

The CGM Funds
P.O. Box 8511, Boston, MA 02266-8511
1-800-345-4048 staff@cgmfunds.com

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT
To help the government fight the funding of terrorism and money laundering activities, Federal Law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account.
What this means for you: When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you. This information will be verified to ensure the identity of all individuals opening a mutual fund account. For example, we may also ask to see your driver's license or other identifying documents.
If we open your account but are unable to verify your identity, your account will be closed and your investment will be redeemed at the next calculated NAV.
Bold fields must be completed and will be verified as required by the USA PATRIOT Act of 2001. If bold fields are not completed, this application will be returned.

1. INVESTMENT AMOUNT (print clearly in blue or black ink)
Total Dollars Invested $___________________ ($2,500 minimum per Fund, $1,000 minimum for UGMA/UTMA accounts). The funds do not accept money orders, starter, credit card, or third party checks. The Automatic Investment Plan or Telephone Investment Plan cannot be used to satisfy the minimum initial investment requirements. Make checks payable to the specific fund you are investing in. If you select more than one fund, please submit a check for each fund.
2. FUND SELECTION
Please indicate the amount to be invested per fund. 815-CGM Focus Fund $______________ 137-CGM Realty Fund $______________ 35-CGM Mutual Fund $______________
3. TYPE OF ACCOUNT (section 3, 4, 5, or 6 must be completed)
☐ INDIVIDUAL ☐ JOINT TENANT*
Last Name __________________________________________

First Name ________________________________ MI ______

Date of Birth ________________________________________

Social Security Number ________________________________
(This SS# will be used for tax reporting purposes)

Last Name __________________________________________

First Name ________________________________ MI ______

Date of Birth ________________________________________

Social Security Number ________________________________

If SS# has been applied for, provide copy of application.
*Attach separate list for additional registrants including full name, social security number and date of birth.
You must check one: ☐ U.S. Citizen   or    ☐ Resident Alien   (Only U.S. Citizens and Resident Aliens are permitted to open an account.)
Resident Aliens only:
Alien ID# _______________________________ or Passport Number and Country of Issuance ____________________________

Important information on how to establish Individual Account and Joint Account beneficiaries.
You may designate a beneficiary for only the Individual Account or Joint Account selection in Section 3. If you wish to designate a Transfer On Death ("TOD") beneficiary under this account:
1. Complete the Individual Account or Joint Account selection and write TOD after the final owner's name.
2. Attach a note designating the name(s), date(s) of birth, and social security number(s) of the surviving beneficiary(ies).
Special notes about the Joint Account beneficiary. Please note that accounts established as Joint Tenants with Rights of Survivorship (JTWROS), provide that upon the death of a tenant, the surviving tenant(s) becomes the owner(s). The TOD option for a Joint Account becomes effective upon the death of all the registered owners. At that time the listed beneficiary becomes the owner of the account. The beneficiary for a Joint Account must be the same for all owners.

4. UNIFORM GIFT OR TRANSFER TO MINORS
Adult Custodian Last Name ____________________________

First Name ________________________________ MI _____

Date of Birth _______________________________________

Social Security Number _______________________________

Minor's Last Name ___________________________________

First Name _________________________________ MI _____

Date of Birth ________________________________________

Social Security Number ________________________________
(This SS# will be used for tax reporting purposes)

Under the __________________________ Uniform Gifts/Transfers to Minor Act (Minor's State of Residence) If SS# has been applied for, provide copy of application.
5. CORPORATION, TRUST OR PARTNERSHIP
☐ CORPORATION (A copy of the corporate resolution and the business license of the corporation must be attached.)
☐ TRUST (A copy of the first and last pages of the Trust Agreement must be attached.)
☐ PARTNERSHIP (A copy of the partnership agreement must be attached.)

Social Security Number ___________________________ or	Tax ID# ____________________________________________
If SS# or Tax ID# has been applied for, provide copy of application. Name of Corporation or Partnership ____________________________________________________________________________
Check if exempt from verification due to:
☐ Publicly Traded - Symbol ___________                   ☐ Financial Institution regulated by a federal functional regulator
☐ Bank regulated by state bank regulator                   ☐ Retirement plan covered by ERISA

Trustee Last Name __________________________________

First Name ________________________________ MI _____

Date of Birth _______________________________________

Social Security Number ______________________________

Authorized Trader Last Name* __________________________

First Name _________________________________ MI _____

Date of Birth ________________________________________

Social Security Number ________________________________

Name of Trust Agreement ____________________________________________________________________________________
Date of Trust Agreement _____________________________________________________________________________________
*Attach a separate list for additional Authorized Traders including full name, social security number and date of birth.

6. OMNIBUS ACCOUNTS
This section is intended for Financial Intermediaries establishing an omnibus account, defined as an account in which the transactions of two or more persons are combined and carried in the name of the Financial Intermediary and/or the Nominee. Omnibus accounts will not be established without a completed Rule 22c-2 Shareholder Information Agreement (enclosed).
Financial Intermediary Name
Nominee Name (if applicable)
Tax ID#
Authorized Trader*
Last Name	First Name
Date of Birth	Social Security Number
*Attach a separate list for additional Authorized Traders including full name, social security number and date of birth.
Check if exempt from verification due to:
☐ Publicly Traded - Symbol ___________                   ☐ Financial Institution regulated by a federal functional regulator
☐ Bank regulated by state bank regulator                   ☐ Retirement plan covered by ERISA

7. ADDRESS
(If mailing address is a post office box, a street address is also required by the USA PATRIOT Act of 2001. APO and FPO addresses will be accepted.)
REGISTRANT STREET ADDRESS
Address________________________________________ City_____________________ State_________________ Zip_________
E-mail Address__________________________________   Daytime Phone______________________________________________
Mailing Address_________________________________  City_____________________ State_________________ Zip_________
JOINT REGISTRANT STREET ADDRESS (required if different than Registrant Address above)
Address________________________________________ City_____________________ State_________________ Zip_________
Mailing Address_________________________________  City_____________________ State_________________ Zip_________

8. BANK ACCOUNT OF RECORD
Banking information will be taken from your purchase check unless a void check or deposit slip is enclosed. Checks must be preprinted; starter or counter checks will not be accepted. Required only for Direct Deposit, Telephone Redemption by Wire, Automatic Investment Plan and Telephone Investment Plan. Debits from savings accounts and credit unions require special information; please call CGM Shareholder Services at 800-343-5678.
☐ CHECKING ☐ SAVINGS
9. DIVIDEND & CAPITAL GAIN DISTRIBUTIONS (All distributions will be automatically reinvested if no box is marked)
☐ Dividend payments by check, capital gains reinvested.
☐ Dividend payments by direct deposit to my bank account, capital gains reinvested.
☐ Dividend and capital gains payments by check.
☐ Dividend and capital gains payments by direct deposit to my bank account.
Direct deposits are transmitted to your bank account two business days after the payable date of the distributions. Your account will be coded with the "Telephone Redemption By Wire" option.

10. TELEPHONE EXCHANGE PRIVILEGE AND/OR TELEPHONE REDEMPTION PRIVILEGE
Unless indicated below, I authorize the Transfer Agent to accept instructions to exchange or redeem shares in my account(s) by telephone, in accordance with the procedures and conditions set forth in the current Prospectus.
Yes ☐ No ☐	Telephone Exchange (to move assets from one CGM Fund to another CGM Fund)
Yes ☐ No ☐	Telephone Redemption By Wire - Complete Section 8 Note: If proceeds are being wired to a savings bank, it must have only one correspondent bank that is a member of the Federal Reserve System.
Yes ☑	Telephone Redemption By Check - This feature applies automatically to all accounts. Check here ☐ if you do not want this service,
Neither the Fund nor the Transfer Agent will be liable for properly acting upon telephone instructions believed to be genuine. Should the Fund or its Transfer Agent fail to utilize reasonable procedures, it may be liable for any losses due to unauthorized or fraudulent instructions.
11. AUTOMATIC INVESTMENT PLAN ("AIP")
Yes ☐ No ☐	Automatic Investment Plan - Complete Section 8
After you have satisfied the initial investment minimum, you may have $50 or more debited on or about the same day each month from your checking account to purchase shares in your fund account. Debits from savings accounts and credit unions require special information; please call CGM Shareholder Services at 800-343-5678. Allow 14 days for the plan to start.
Debit Amount:	Fund Name:	Frequency (Select Month or Months)
Invest $______	into ____________________________
☐ 5th day of each month (will be selected if no box is checked)		☐ 20th day of each month ☐ 5th and 20th day of each month
Debit Amount:	Fund Name:	Frequency (Select Month or Months)
Invest $______	into ____________________________
☐ 5th day of each month (will be selected if no box is checked)		☐ 20th day of each month ☐ 5th and 20th day of each month
Debit Amount:	Fund Name:	Frequency (Select Month or Months)
Invest $______	into ____________________________
☐ 5th day of each month (will be selected if no box is checked)		☐ 20th day of each month ☐ 5th and 20th day of each month
I authorize debits from the bank account referenced in conjunction with the Automatic Investment Plan option. CGM shall be fully protected in honoring any such transaction.
X	X
Signature of Depositor	Signature of Joint Depositor
12. TELEPHONE INVESTMENT PLAN ("TIP")
Yes ☐ No ☐
Telephone Investment Plan - Complete Section 8
Once your account has been established, you may make telephone purchases of $50 or more into your CGM Fund account with payment by Automated Clearing House ("ACH") from your designated checking account with a U.S. bank. Debits from savings accounts and credit unions require special information; please call CGM Shareholder Services at 800-343-5678.
Please note your Telephone Investment Plan purchase will be transacted on the next business day following your telephone call at that day's closing net asset value.
I authorize debits from the bank account referenced in conjunction with the Telephone Investment Plan option. CGM shall be fully protected in honoring any such transaction.

X	X
Signature of Depositor	Signature of Joint Depositor
13. SIGNATURES
(a)	By execution of this application, the investor represents and warrants that (i) he/she has the full right, power and authority to make the investment applied for and (ii) he/she is a natural person of legal age in his/her state of residence. The investor certifies that the Taxpayer Identification Number and tax status set forth in the application is correct. The person or persons, if any, signing on behalf of the investor represent and warrant that they are duly authorized to sign this application and purchase or redeem shares of the fund on behalf of the investor. Each person named in the registration must sign below.
(b)	I have read the applicable prospectus(es) and this application and agree to all their terms. I also agree that any shares purchased now or later are and will be subject to the terms of the Fund's prospectus as in effect from time to time.
(c)	If I am acting on behalf of a financial intermediary for an omnibus account I understand that this account will not be established unless the attached Rule 22c-2 Shareholder Information Agreement (see section 6) is completed and returned with this completed application.
(d)	If I am a U.S. citizen, resident alien, or a representative of a U.S. entity, I certify, under penalty of perjury, that:
(1)	The social security or employer identification number shown on this form is my correct Taxpayer Identification Number.
(2)	I am not subject to backup withholding because:
•	I am exempt from backup withholding OR
•	I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividend OR,
•	The Internal Revenue Service has notified me that I am no longer subject to backup withholding. (Strike out this item (2) if you have been notified that you are subject to backup withholding.)
(3)	I am a U.S. person (including Resident Alien)
The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.
Signature of Investor (Joint accounts require both signatures.)

Signature of Individual, Custodian or Trustee	Title	Date
Signature of Joint Registrant, if any	Title	Date
Mail your completed application and investment check in the enclosed envelope, or to:
The CGM Funds c/o Boston Financial Data Services P.O. Box 8511 Boston, MA 02266-8511	or by overnight mail to: The CGM Funds c/o Boston Financial Data Services 30 Dan Road Canton, MA 02021-2809
CGM APP 5/08

The CGM Funds: Applications for IRA Accounts

The CGM Funds

1-800-345-4048

Welcome

P.O. Box 8511, Boston, MA 02266-8511

CGM Mutual Fund

CGM Focus Fund

CGM Realty Fund

Download a CGM IRA Account Application, Transfer and Rollover Forms

Review the printable CGM Traditional and Roth IRA Plan Document and Disclosure Statement as well as the prospectus of the CGM Fund in which you are investing:

- CGM Traditional and Roth IRA Plan Document and Disclosure Statement

- CGM Focus Fund Prospectus
- CGM Realty Fund Prospectus
- CGM Mutual Fund Prospectus

If you are unable to access or view these documents, please call 1-800-345-4048 to request hardcopy by mail at no additional charge. Read the plan document and prospectus before you invest or send money.

Clicking the *I Agree* button below signifies that you acknowledge that you have been provided and have read and understood the current CGM Traditional and Roth IRA Plan Document and Disclosure Statement as well as the current prospectus of the CGM Fund in which you are investing and agree to be bound by the current terms of, as may be amended from time to time, the documents provided above in electronic format and including the provisions set forth in the account application and instructions to beneficiary(ies) so designated in this application. This consent applies only to this new account process and the delivery of the CGM Fund prospectus in which you are investing and the Traditional and Roth IRA Plan Document and Disclosure Statement listed above.

I Agree

(Access IRA Account Application, Transfer and Direct Rollover forms)

The CGM Funds
P.O. Box 8511, Boston, MA 02266-8511
1-800-345-4048 staff@cgmfunds.com

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW IRA ACCOUNT
To help the government fight the funding of terrorism and money laundering activities, Federal Law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account.
What this means for you: When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you. This information will be verified to ensure the identity of all individuals opening a mutual fund account. For example, we may also ask to see your driver’s license or other identifying documents.
If we open your account but are unable to verify your identity, your account will be closed and your investment will be redeemed at the next calculated NAV.
Bold fields must be completed and will be verified as required by the USA PATRIOT Act of 2001. If bold fields are not completed, this application will be returned.

1. Account Information (Print clearly in Blue or Black ink)
First Name _____________________________________ MI _______
Last Name ________________________________________________
Date of Birth ______________________________________________
Social Security Number _____________________________________
If SS# has been applied for, provide copy of application.
You must check one: ☐ U.S. Citizen or ☐ Resident Alien
(Only U.S. citizens and Resident Aliens are permitted to open an account.)
Resident Aliens only:
Alien ID# ___________________________________________ or
Passport Number and Country of Issuance _______________________
________________________________________________________

2. Address
(If mailing address is a post office box, a street address is also required by the USA PATRIOT Act of 2001. APO and FPO addresses are acceptable.)
Street Address ____________________________________________
________________________________________________________
         City                                                  State                                        Zip
E-mail Address ____________________________________________
Daytime Phone ____________________________________________
Mailing Address ___________________________________________
________________________________________________________
         City                                                  State                                        Zip

3. Type of IRA
A separate application must be completed for each box that you check below. If no box is selected a Traditional IRA will be established for you. See Section 11 for more information.
☐ Traditional IRA
☐ Traditional Rollover IRA
☐ Roth IRA

4. Type of Transaction
Check the transaction(s) that apply below.
☐	Annual Contribution for the tax year of _________ In the amount of $_________
☐	Transfer IRA: If you are transferring assets from another IRA to CGM, complete this form and the CGM IRA Transfer Form.
☐	IRA to IRA Rollover: Assets must be deposited within 60 days of receipt. One rollover per year. Refer to the IRA Rollover Rules brochure in this packet.
☐	Direct Rollover to an IRA from an employer's qualified plan, 403(a) annuity plan, 403(b) tax-sheltered annuity plan or 457(b) eligible governmental deferred compensation plan sent to CGM by you or your employer. Complete this form and the Direct Rollover Form.
☐	Indirect Rollover to an IRA from an employer's qualified plan, 403(a) annuity plan, 403(b) tax-sheltered annuity plan or 457(b) eligible governmental deferred compensation plan from which you have received the proceeds.
☐	Conversion from Traditional IRA to Roth IRA: Complete this form and the CGM Roth IRA Conversion Form.
☐	Recharacterization: Choose this option if you want to open your IRA by changing all or part of your existing Traditional IRA or Roth IRA to a different type of IRA or undoing a Roth conversion. Complete this form and the CGM IRA Recharacterization Request form.
In the amount of $_________
5. Investment Selection ($1,000 minimum per fund)
$ or %______________________ CGM Focus Fund
$ or %______________________ CGM Mutual Fund
$ or %______________________ CGM Realty Fund
+
$    5.00     Establishment Fee
                  (Required for all new plans, one fee per application)
$ __________________________ Amount of Check Enclosed
Make all checks payable to State Street Bank and Trust Company. No money orders, starter, counter or third party checks will be accepted. The Automatic Investment Plan or Telephone Investment Plan cannot be used to satisfy the minimum initial investment requirements.

6. Telephone Exchange Privileges
This service enables you to exchange monies ($1,000 minimum) by telephone among accounts with the same registration in the CGM Funds.
Unless indicated below, I authorize the Transfer Agent to accept instructions to exchange shares in my account(s) by telephone, in accordance with the procedures and conditions set forth in the current Prospectus.
Yes ☐ No ☐ Telephone Exchange
Neither the Fund nor the Transfer Agent will be liable for properly acting upon telephone instructions believed to be genuine. Should the Fund or its Transfer Agent fail to utilize reasonable procedures, it may be liable for any losses due to unauthorized or fraudulent instructions.

7. Automatic Investment Plan ("AIP")
Yes ☐ No ☐	Automatic Investment Plan
After you have satisfied the initial investment minimum ($1,000), you may have $50 or more debited on or about the same day each month from your checking account to purchase shares in your fund account. Banking information will be taken from your purchase check unless a void check or deposit slip is attached. Checks must be preprinted; starter or counter checks will not be accepted. Debits from savings accounts and credit unions require special information; please call CGM Shareholder Services at 800-343-5678. Allow 14 days for the plan to start.
Debit Amount:	Fund Name:	Frequency (Select Month or Months)
Invest $______	into ____________________________
☐ 5th day of each month (will be selected if no box is checked)		☐ 20th day of each month ☐ 5th and 20th day of each month
Debit Amount:	Fund Name:	Frequency (Select Month or Months)
Invest $______	into ____________________________
☐ 5th day of each month (will be selected if no box is checked)		☐ 20th day of each month ☐ 5th and 20th day of each month
Debit Amount:	Fund Name:	Frequency (Select Month or Months)
Invest $______	into ____________________________
☐ 5th day of each month (will be selected if no box is checked)		☐ 20th day of each month ☐ 5th and 20th day of each month
I authorize debits from the bank account referenced in conjunction with the Automatic Investment Plan option. CGM shall be fully protected in honoring any such transaction.
X	X
Signature of Depositor	Signature of Joint Depositor
8. Telephone Investment Plan ("TIP")
Yes ☐ No ☐	Telephone Investment Plan
Once your account has been established, you may make telephone purchases of $50 or more into your CGM Fund account with payment by Automated Clearing House ("ACH") from your designated checking account with a U.S. bank. Banking information will be taken from your purchase check unless a void check or deposit slip is attached. Checks must be preprinted; starter or counter checks will not be accepted. Debits from savings accounts and credit unions require special information; please call CGM Shareholder Services at 800-343-5678.
Please note your Telephone Investment Plan purchase will be transacted on the next business day following your telephone call at that day's closing net asset value.
I authorize debits from the bank account referenced in conjunction with the Telephone Investment Plan option. CGM shall be fully protected in honoring any such transactions.

X	X
Signature of Depositor	Signature of Joint Depositor
9. Beneficiary Designation
This Beneficiary Designation is to be used to indicate the person or persons to whom the IRA assets should be turned over to in the event of your death. If you are not survived by a validly designated Beneficiary, your benefits will be paid to your estate. Please refer to Section 10.
Upon my death, distribute my CGM IRA in equal shares to the following Principal Beneficiary(ies) who survive me or, if none survives me, in equal shares to the following Secondary Beneficiary(ies) who survive me. (Attach an additional page if necessary.)

Principal Beneficiary:      Relationship: ________________________

First Name _____________________________________ MI ______

Last Name _______________________________________________

Date of Birth ___________ Social Security # __________________

Street Address ____________________________________________
(No P.O. Boxes)
_________________________________________________________
         City                                          State                                    Zip

Secondary Beneficiary:      Relationship: _______________________

First Name _____________________________________ MI ______

Last Name _______________________________________________

Date of Birth ___________ Social Security # __________________

Street Address ____________________________________________
(No P.O. Boxes)
_________________________________________________________
         City                                          State                                    Zip

Consent of Spouse
(If you live in a community or marital property state, complete if spouse is not sole primary beneficiary.) I consent to the above Beneficiary Designation. By signing this consent, I intend to change the portion (if any) of this IRA which is community property into the separate property of my spouse. I specifically give to my spouse any interest I have in the funds deposited in this Plan.

X
Signature of Spouse	Date
10. Provisions
By signing this application establishing an IRA, I (i) appoint State Street Bank and Trust Company, or its successors, as Custodian of the Account, (ii) state that I have received, read, accept, and specifically incorporate the Custodial Agreement and Disclosure Statement by reference to this application, (iii) acknowledge receipt of the current prospectus of the mutual fund(s) selected, (iv) consent to the Custodian's fee, (v) agree to promptly give instructions to the Custodian necessary to enable the Custodian to carry out its duties under the Plan, (vi) affirm that my participation is completely voluntary.
I certify under penalties of perjury that the social security number provided is correct. I hereby adopt The CGM Individual Retirement Account (IRA) upon the terms and conditions thereof. Please note that there is an annual $15 maintenance fee per account which will be billed to you each year.

•	If I have elected the "Telephone Exchange" service, I authorize the Fund and its agents to accept and act upon telephone instructions, I acknowledge receipt of the current prospectus of the Fund into which the exchange is made. I understand that the Fund may terminate or modify this privilege at any time. The Fund will employ reasonable procedures to confirm that instructions received by telephone are genuine, such as requesting personal identification information that appears on my account application and recording the telephone conversation. I will bear the risk of loss due to unauthorized or fraudulent instructions regarding my account, although the Fund may be liable if reasonable procedures are not employed.
•	If I have enrolled in the "Automatic Investment Plan" in Section 7 or the "Telephone Investment Plan" in Section 8, I authorize the Fund and its agents to initiate Automated Clearing House (ACH) debits against the designated account at a bank or other financial institution. I understand that:
–	Fund shares purchased by Automatic Investment Plan or Telephone Investment Plan must be owned for 15 days before they may be redeemed.
–	I may terminate my Automatic Investment Plan or Telephone Investment Plan by sending written notice to CGM Funds c/o BFDS, P.O. Box 8511, Boston, MA 02266-8511, or by calling 800-343-5678 no later than 14 days prior to my next scheduled debit date.
–	The CGM Funds may immediately terminate my Automatic Investment Plan or Telephone Investment Plan in the event that any item is unpaid by my financial institution.
–	The CGM Funds may terminate or modify these privileges at any time.
•	Additional Information about Beneficiary Designation
The Beneficiaries named herein may be changed or revoked at any time by filing a new designation in writing with the Custodian. This designation, and any changes or revocation, will only be effective upon receipt by the Custodian, signed by the participant in a format acceptable to the Custodian.
This Beneficiary designation applies to all of your IRA assets under this Plan, regardless of how many Funds you have selected as investments. If you complete the Beneficiary Designation section again at a later date, it will cancel and supersede any prior Beneficiary designation to the extent that prior designation relates to account(s) not specified on the subsequent Beneficiary designation.

11. Types of Traditional IRAs
A Traditional IRA is used when making an annual contribution, transferring or rolling over assets from another Traditional IRA or an employer’s qualified plan (e.g. 401(k), Profit Sharing or Pension plans), 403(a) annuity plan, 403(b) tax-sheltered annuity plan or 457(b) eligible governmental deferred compensation plan. A Traditional IRA may receive and commingle any type of Traditional IRA contributions found in Section 4.
A Traditional Rollover IRA is a conduit IRA established to receive assets from an employer’s qualified plan (e.g. 401(k), Profit Sharing or Pension plans), 403(a) annuity plan, 403(b) tax-sheltered annuity plan or 457(b) eligible governmental deferred compensation plan. It is also used when transferring or rolling over assets from another Traditional Rollover IRA. To be maintained as a Traditional Rollover IRA, the IRA cannot receive contributions from other sources other than the rollover or transfer, such as an annual contribution.

12. Signature
By signing below, I certify that I agree to the provisions listed in Section 10. Please retain a copy of this form for your records.
(a)	By execution of this application, the investor represents and warrants that (i) he has the full right, power and authority to make the investment applied for and (ii) he is a natural person of legal age in his state of residence. The investor certifies that the Taxpayer Identification Number and tax status set forth in the application is correct. The person or persons, if any, signing on behalf of the investor represent and warrant that they are duly authorized to sign this application and purchase or redeem shares of the fund on behalf of the investor.
(b)	I have read the applicable prospectus(es) and this application and agree to all their terms. I also agree that any shares purchased now or later are and will be subject to the terms of the Fund’s prospectus as in effect from time to time.
(c)	If I am a U.S. citizen, resident alien, or a representative of a U.S. entity, I certify, under penalty of perjury, that:
(1)	The social security or employer identification number shown on this form is my correct Taxpayer Identification Number.
(2)	I am not subject to backup withholding because:
•	I am exempt from backup withholding OR
•	I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividend OR,
•	The Internal Revenue Service has notified me that I am no longer subject to backup withholding. (Strike out this item (2) if you have been notified that you are subject to backup withholding.)
(3)	I am a U.S. person (including Resident Alien)
The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.
PLEASE SIGN HERE:
X
Signature	Date
If you have any questions please call 800-598-0782. Mail your completed application and investment check in the enclosed envelope, or to:
The CGM Funds c/o Boston Financial Data Services P.O. Box 8511 Boston, MA 02266-8511	or by overnight mail to: The CGM Funds c/o Boston Financial Data Services 30 Dan Road Canton, MA 02021-2809
13. Acceptance by Custodian
Accepted by State Street Bank and Trust Company, Custodian
/s/ SL James, V.P.
Sharon L. James, Vice President, State Street Bank and Trust Company
A statement will be sent to you confirming the establishment of your account and will serve as State Street Bank's acceptance. IRAAPP 5/08

CGM IRA TRANSFER FORM Please read the notes on the reverse side before you fill out this form. To convert assets from a Traditional IRA to a Roth IRA, please use a Roth IRA Conversion Form.
Your Name And Address
☐ ☐ ☐ - ☐ ☐ - ☐ ☐ ☐ ☐
Name	Social Security Number

Address
( )
City State Zip Code	Daytime Phone Number
Investment Instructions
Type of IRA (please check one box):   ☐ Traditional Contributory   ☐ Traditional Rollover   ☐ Roth IRA
•  Make check payable to State Street Bank and Trust Company. Please note third party checks are not acceptable.
•  Please type or print the name of the fund(s) you wish to invest in.
•  If you are establishing a new account, specify the fund name and write "New".

Fund Name	Account Number/"New"	$ Amount / % Amount

Please Complete And Sign These Instructions
Important: To ensure timely processing of your transfer, please call your current Custodian’s Transfer Department and verify the correct address and any transfer requirements, such as a STAMP 2000 medallion signature guarantee.
If you are 70 1/2 or older and are transferring assets from a Traditional IRA, please refer to the reverse side of this form.
Type of IRA (please check one box):   ☐ Traditional Contributory   ☐ Traditional Rollover   ☐ Roth IRA

( )
Name of Current Custodian/Trustee	Current IRA Account Number	Custodian's Phone Number

Address	City	State Zip Code
• Please accept this as your authorization to:	☐ Transfer All	OR	☐ Transfer $ or % ___________ to a CGM IRA
• The transfer should be processed:	☐ Immediately	OR	☐ Upon Maturity of My Assets
I request that the above named Custodian or Trustee liquidate and transfer my IRA assets as cash to State Street Bank and Trust Company, Custodian of my CGM IRA.	STAMP 2000 Medallion Signature Guarantee (If Required by Current Custodian)
Name of Firm: _________________________________
X	BY:_________________________________________
Your Signature Date	Authorized Individual
CUSTODIAN: MAKE CHECK PAYABLE TO:
STATE STREET BANK AND TRUST COMPANY, C/O CGM FUNDS, P.O. BOX 8511, BOSTON, MA 02266-8511
(Please include the Participant's name and Social Security Number on your check.)
Acceptance by Custodian: State Street Bank and Trust Company accepts the assets being transferred and agrees to serve as the Custodian of the IRA Account established on behalf of the above named individual.
/s/ Sharon Freyer
Sharon L. Freyer, State Street Bank and Trust Company                                                                                            Date

IRATRAN 5/07	(over)
Important Information If You Are 70 1/2 Or Older And Transferring Assets From A Traditional IRA
If this transfer is being made during or after the year in which you turn age 70 1/2, your required minimum distribution for the current year may be taken prior to this transfer. You have the following options:
1.	Take the distribution from the account to be transferred prior to the transfer.
2.	Determine the dollar amount of the required minimum distribution for the current year and transfer all assets except that dollar amount. Take that required minimum distribution by December 31 of the current year, or by April 1 of the next year if you reached age 70 1/2 this year.
3.	Take the required minimum distribution from another IRA which you may have. Kindly notify your current IRA Plan Custodian in writing if you elect this option. Please check with your current IRA Custodian for more information about required minimum distributions.
4.	Transfer all assets and take the required minimum distribution from the new IRA by December 31 of the current year, or by April 1 of the next year if you reached 70 1/2 this year.
Notes About IRA Transfers . . .
There are three types of IRAs specified below which may be transferred.
• Traditional Contributory                • Traditional Rollover                • Roth IRA
Please note that when you transfer IRA assets from one financial institution to another, you are generally required to move assets to and from the same type of IRA except for Traditional Contributory and Traditional Rollover assets which can be commingled. Roth IRA assets must be transferred into a Roth IRA. Please use a Roth IRA Conversion Form if you would like to convert from a Traditional IRA to a Roth IRA.
If you are unsure of the type of IRA you currently have, please check your original plan documents or ask the financial institution with whom your account is currently set up to verify your 'IRA type'. It is very important that you correctly identify the type of assets before you transfer those assets to CGM.

How to Transfer Assets to a New CGM IRA
1.	Complete and sign the CGM IRA Account Application.
2.	Complete and sign the CGM IRA Transfer Form.
3.	Enclose a check for $5.00 made payable to State Street Bank and Trust Company.
4.	Mail the above items to CGM Funds, P.O. Box 8511, Boston, MA 02266-8511.
5.	Upon receipt of your CGM IRA Account Application, Transfer Form and check, CGM will establish your IRA. We will send a letter of acceptance and your authorization to transfer assets to your current IRA Custodian and provide you with a copy of the letter.
6.	After the transferred IRA proceeds are received by CGM, a statement confirming the transaction will be mailed to you.
How to Transfer Assets to Your Existing CGM IRA
1.	Complete and sign the CGM IRA Transfer Form.
2.	Mail the Transfer Form to CGM Funds, P.O. Box 8511, Boston, MA 02266-8511.
3.	Upon receipt of your CGM IRA Transfer Form, CGM will send a letter of acceptance and your authorization to transfer assets to your current IRA Custodian and provide you with a copy of the letter.
4.	After the transferred IRA proceeds are received by CGM, a statement confirming the transaction will be mailed to you.
Questions? Call 800-598-0782

CGM DIRECT ROLLOVER FORM Please use this form when rolling assets from a Qualified Retirement Plan or 403(b) Plan directly to a CGM IRA.
Your Name And Address
☐ ☐ ☐ - ☐ ☐ - ☐ ☐ ☐ ☐
Name	Social Security Number

Address
( )
City State Zip Code	Daytime Phone Number
Investment Instructions
Type of IRA (please check one box):   ☐ Traditional Contributory   ☐ Traditional Rollover   ☐ Roth IRA
•  Make check payable to State Street Bank and Trust Company. Please note third party checks are not acceptable.
•  Please type or print the name of the fund(s) you wish to invest in.
•  If you are establishing a new account, specify the fund name and write "New".

Fund Name	Account Number/"New"	$ Amount / % Amount

Please Complete And Sign These Instructions
Important: To ensure timely processing of your rollover, please call your current Custodian's or Trustee's transfer department and verify the correct address and any transfer requirements, such as a STAMP 2000 medallion signature guarantee or distribution form.
If you are 70 1/2 or older please refer to the reverse side of this form.

( )
Name of Current Custodian/Trustee	Current Account Number	Custodian's Phone Number

Address	City	State Zip Code
• Please accept this as your authorization to:	☐ Transfer All	OR	☐ Transfer $ or % ___________ to a CGM IRA
• The rollover should be processed:	☐ Immediately	OR	☐ Upon Maturity of My Assets
I request that the above named Custodian or Trustee liquidate and rollover my plan assets as cash to State Street Bank and Trust Company, Custodian of my CGM IRA.	STAMP 2000 Medallion Signature Guarantee (If Required by Current Custodian)
Name of Firm: _________________________________
X	BY:_________________________________________
Your Signature Date	Authorized Individual
CUSTODIAN: MAKE CHECK PAYABLE TO:
STATE STREET BANK AND TRUST COMPANY, C/O CGM FUNDS, P.O. BOX 8511, BOSTON, MA 02266-8511
(Please include the Participant's name and Social Security Number on your check.)
Acceptance by Custodian
State Street Bank and Trust Company accepts the assets being rolled over and agrees to serve as the Custodian of the IRA Account established on behalf of the above named individual.
/s/ Sharon Freyer
Sharon L. Freyer, State Street Bank and Trust Company                                                                                            Date

IRADR 5/07	(over)
Important Information for Traditional IRA Participants If You Are 70 1/2 Or Older
If this direct rollover is being made during or after a year in which you turn age 70 1/2, (or, if you are a "less than 5%" owner when you stop working, whichever is later), you must take your annual Required Minimum Distribution (RMD) based on the life expectancy tables prior to rolling your assets to a Traditional IRA.
Additionally, RMDs are mandatory once your Traditional IRA is established. Please call 1-800-345-4048 to request a "Traditional IRA Distribution Request" form and our "Understanding Traditional IRA Distributions" brochure. It is your responsibility to ensure that you are taking the appropriate RMD. Failure to do so may result in a penalty tax of 50% of the amount not taken. Please call 1-800-598-0782 if you have any questions about RMDs.

How to Directly Rollover Assets from a Qualified or 403(b) plan to a New CGM IRA
1.	Complete and sign the CGM IRA Account Application.
2.	Complete and sign the CGM IRA Direct Rollover Form.
3.	Enclose a check for $5.00 made payable to State Street Bank and Trust Company.
4.	Mail items 1-3 to CGM Funds, P.O. Box 8511, Boston, MA 02266-8511.
5.	Upon receipt of your CGM IRA Account Application, Direct Rollover Form and check, CGM will establish your IRA. We will send a letter of acceptance and your authorization to rollover assets to your current plan Custodian or Trustee and provide you with a copy of the letter.
6.	After the rollover IRA proceeds are received by CGM, a statement confirming the transaction will be mailed to you.
Please Note: If you elect to combine assets previously invested in a qualified plan or 403(b) plan with IRA assets, you may lose certain tax benefits. Please consult with your tax advisor prior to rolling over your assets to a CGM IRA.
How to Directly Rollover Assets from a Qualified or 403(b) Plan to Your Existing CGM IRA
1.	Complete and sign the CGM IRA Direct Rollover Form.
2.	Mail the Direct Rollover Form to CGM Funds, P.O. Box 8511, Boston, MA 02266-8511.
3.	Upon receipt of your CGM Direct Rollover Form, CGM will send a letter of acceptance and your authorization to rollover assets to your current Plan Trustee or Custodian and provide you with a copy of the letter.
4.	After the rollover IRA proceeds are received by CGM, a statement confirming the transaction will be mailed to you.
Please Note: If you elect to combine assets previously invested in a qualified plan or 403(b) plan with IRA assets, you may lose certain tax benefits. Please consult with your tax advisor prior to rolling over your assets to a CGM IRA.
Questions? Call 800-598-0782

CGM Funds Rule 22c-2 Shareholder Information Agreement
SHAREHOLDER INFORMATION AGREEMENT entered into ____________, 200 __ by and between CGM Trust (the "Trust") with respect to its Mutual Fund series, its Realty Fund series and its Focus Fund series (collectively, the "Funds," each a "Fund") and the undersigned Intermediary.
WHEREAS, the Intermediary is establishing an account with one or more of the Funds in nominee name for use by the Intermediary's clients to invest in Shares of the Fund(s) (the "Intermediary Account(s)");
WHEREAS, in accordance with the requirements of Rule 22c-2 under the Investment Company Act of 1940, as amended ("Rule 22c-2"), the Funds require that the Intermediary provide certain shareholder transaction information to the Funds; and
WHEREAS, in accordance with the requirements of Rule 22c-2, the Intermediary is willing to provide certain shareholder transaction information to the Funds and to transact orders involving Shares on behalf of its clients.
NOW THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which are hereby acknowledged, the Funds and the Intermediary hereby agree as follows:
A. Intermediary Transactions. As set forth in each of the Funds' prospectuses as amended from time to time, the Funds shall postpone the remittance of redemption proceeds to the Intermediary for up to seven (7) days upon the redemption of Shares by the Intermediary from its Intermediary Account(s).
B. Shareholder Information.

1.	Agreement to Provide Information. Intermediary agrees to provide a Fund, upon written request, the taxpayer identification number ("TIN"), the Individual/International Taxpayer Identification Number ("ITIN")*, or other government-issued identifier ("GII"), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request.
1.1.	Period Covered by Request. Requests must set forth a specific period, not to exceed ninety (90) days from the date of the request, for which transaction information is sought. A Fund may request transaction information older than ninety (90) days from the date of the request as it deems necessary to investigate compliance with policies established by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.
1.2.	Form and Timing of Response. (a) Intermediary agrees to provide, promptly upon request of a Fund or its designee, the requested information specified in B.1. If requested by a Fund or its designee, Intermediary agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in B.1 is itself a financial intermediary ("indirect intermediary") and, upon further request of a Fund or its designee, promptly either (i) provide (or arrange to have provided) the information set forth in B.1 for those shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Fund. Intermediary additionally agrees to inform the Fund whether it plans to perform (i) or (ii). (b) Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties.
1.3.	Limitations on Use of Information. The Funds agree not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.
2.	Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Funds to restrict or prohibit further purchases or exchanges of Shares by a Shareholder who has been identified by the Funds as having engaged in transactions of a Fund's Shares (directly or indirectly through the Intermediary's account) that violate policies established or utilized by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Funds.
2.1.	Form of Instructions. Instructions to restrict or prohibit trading must include the TIN, ITIN, or GII, if known, and the specific restriction(s) to be executed. If the TIN, ITIN, or GII is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.
2.2.	Timing of Response. Intermediary agrees to execute instructions from the Funds to restrict or prohibit trading as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.
2.3.	Confirmation by Intermediary. Intermediary must provide written confirmation to the Funds that instructions from the Funds to restrict or prohibit trading have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.
3.	Definitions. For purposes of this paragraph:
3.1.	The term "Funds" includes the funds' adviser and transfer agent.
3.2.	The term "Shares" means the interests of Shareholders corresponding to the redeemable securities of record issued by the Funds under the Investment Company Act of 1940 that are held by the Intermediary.
3.3.	The term "Shareholder" means the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name or, for retirement plans, the plan participant, notwithstanding that the plan may be deemed to be the beneficial owner of Shares.
3.4.	The term "written" includes electronic writings and facsimile transmissions.
3.5.	The term "Intermediary" shall mean a "financial intermediary" as defined in SEC Rule 22c-2.**
3.6.	The term "purchase" does not include the automatic reinvestment of dividends.
3.7.	The term "promptly" as used in B.1.2 shall mean as soon as practicable but in no event later than ten (10) business days from the Intermediary's receipt of the request for information from the Fund or its designee.
C. Miscellaneous.
1.	Modifications and Amendments. This agreement may not be changed, modified, amended or discharged, except by a written agreement or amendment executed by each of the parties hereto.
2.	Binding Effect. This agreement shall inure to the benefit of and shall be binding upon the undersigned and their respective successors and assignees.
3.	Governing Law. This agreement and all rights and obligations of the parties hereunder shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts.
4.	Required Notice. A copy of the Amended and Restated Agreement and Declaration of Trust of the Trust is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this Agreement is executed by or on behalf of each Fund by officers of the Funds as officers and not individually. The obligations of or arising out of this Agreement are not binding upon any of the trustees, officers or shareholders individually but are binding only upon the assets and property of the Trust or relevant series thereof.
IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first above written.
CGM TRUST
By: ______________________________
       Robert L. Kemp, President
__________________________________
(Print Name of Intermediary)
By: ______________________________
       Name:
       Title:
              Duly Authorized
_________________________
* According to the IRS' website, the ITIN refers to the Individual Taxpayer Identification number, which is a nine-digit number that always begins with the number 9 and has a 7 or 8 in the fourth digit, example 9XX-7X-XXXX. The IRS issues ITINs to individuals who are required to have a U.S. taxpayer identification number but who do not have, and are not eligible to obtain a Social Security Number (SSN) from the Social Security Administration (SSA). SEC Rule 22c-2 inadvertently refers to the ITIN as the International Taxpayer Identification Number.

** Rule 22c-2 defines "financial intermediary" to mean: (i) any broker- dealer, bank, or other person that holds securities issued by the fund, in nominee name; (ii) a unit investment trust or fund that invests in the fund in reliance on section 12(d)(1)(E) of the Investment Company Act; and (iii) in the case of a participant-directed employee benefit plan that owns the securities issued by the fund, a retirement plan's administrator under section 3(16)(A) of ERISA or any person that maintains the plan's participant records.